FORM N-8F
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application, Pursuant to Section 8(f) of the
Investment Company Act of 1940 (“Act”) and
Rule 8f-1 Thereunder, for Order Granting
Deregistration of an Investment Company
Currently Registered Under the Act

I.	General Identifying information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):

[x]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions I through 15,24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

John Hancock Variable Series Trust I

3.	Securities and Exchange Commission File No.:

811-04490

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

John Hancock Life Insurance Company 601 Congress Street Boston, MA 02210

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Gary O. Cohen Foley & Lardner LLP Counsel to John Hancock Series Trust I 3000 K Street, N.W., Suite 500 Washington, D.C. 20007 (202) 295-4006

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Betsy Seel Assistant Vice President and Senior Counsel John Hancock Life Insurance Company 601 Congress Street Boston, MA 02210 (617) 663-2166

Robert N. Hickey Sullivan & Worcester LLP 1666 K Street, N.W. Washington, D.C. 20006 (202) 775-1200
Maintains and preserves, on a confidential basis, certain business records of the Trust Governance Committee and the independent Trustees of the Board of Trustees of John Hancock Variable Series Trust I.

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[x]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[x] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

See Exhibit 11

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Signator Investors, Inc. (formerly John Hancock Distributors, Inc.)

Main Office Address:	197 Clarendon Street (C-8)
Boston, MA 02116
Mailing Address:	P.O. Box 111
200 Clarendon Street (T-31)
Boston, MA 02117

John Hancock Distributors LLC (formerly Manulife Financial Securities LLC)

Main Office Address:	200 Bloor Street East
Toronto, M4W 1E5
Mailing Address:	P.O. Box 4700
Buffalo, NY 14240-4700

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[x] Yes [ ] No

If Yes, for each UIT state:

Name(s): File No.: 811-_________ Business Address:

See Exhibit 14

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes [ ] No

If Yes, state the date on which the board vote took place:

December 15, 2004

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[x] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

April 4, 2005

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[x] Yes [ ] No

(a)	If Yes, list the date(s) on which the fund made those distributions:

April 29, 2005

(b)	Were the distributions made on the basis of net assets?

[x] Yes [ ] No

(c)	Were the distributions made pro rata based on share ownership?

[x] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only Has the fund issued senior securities?

[ ] Yes [ ] No

lf Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[x] Yes [ ] No

If No.

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [x] No

If Yes,describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [x] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [x] No

If Yes.

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

i)	Legal expenses: $832,642

ii)	Accounting expenses: $175,000

iii)	Other expenses (list and identify separately): Proxy Printing: $ 628,709 Proxy Tabulation: $1,800,000

iv)	Total expenses (sum of lines (i)-(iii) above): $3,436,351

(b)	How were those expenses allocated?

As disclosed in the Form N-14 Registration Statement regarding the Reorganization (see Item 15(b), above, and Item 26(c), below), the expenses were allocated among and paid by the Acquired Funds and the Acquiring Funds on an asset weighted basis, with the Acquired and Acquiring Fund in any combination bearing the expenses of that combination in proportion to their relative net assets as of June 30, 2004, except that John Hancock Life Insurance Company (U.S.A.) (“JHLICO”) paid such expenses that were allocated to the following Acquired Funds that were expected to experience an increase in annual operating expense ratios as a result of the Reorganization: the Bond Index Fund, Equity Index Fund, Financial Industries Fund, International Equity Index Fund — NAV, International Equity Index Fund — Series I and Series II, Managed Fund, Small Cap Emerging Growth Fund and Small Cap Value Fund. JHLICO also paid such expenses of the Money Market Fund which combined into a new Acquiring Fund (the JHT Money Market Trust B) which was to be subject to an expense cap. Allocating expenses on an asset-weighted basis as described above, as a practical matter, resulted in each of the following Acquired Funds bearing all the expenses of its combination into a New Acquiring Fund that does not have any historic assets or operations: the Active Bond Fund, Growth & Income Fund, Mid Cap Value B Fund, Overseas Equity Fund and Short-Term Bond Fund. Each of these Acquired Funds was expected to experience a decrease in annual operating expenses as a result of the Reorganization.

(c)	Who paid those expenses?
	John Hancock Variable Series Trust I:	1,426,726
	John Hancock Trust:	$ 585,038
	John Hancock Life Insurance Company (U.S.A.):	$1,424,588

(d)	How did the fund pay for unamortized expenses (if any)? None

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [x] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [x] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [x] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

John Hancock Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-04146

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Number: 333-122291 Form Type: N-14 Date: January 25, 2005

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of John Hancock Variable Series Trust I, (ii) she is the Chief Legal Officer of John Hancock Variable Series Trust I, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Besty Anne Seel
Name:	Betsy Anne Seel
Title:	Chief Legal Officer
John Hancock Variable Series Trust I
Date:	August 3, 2005

EXHIBIT 11

Alliance Capital Management L.P.
1345 Avenue of the Americas
New York, NY 10105

Brinson Partners, Inc.
209 South LaSalle Street
Chicago, Illinois 60604

Capital Guardian Trust Company
333 South Hope Street
Los Angeles, California 90071

Declaration Management &Research LLC
1650 Tysons Blvd
McLean, VA 22102

Fidelity Management &Research Company
82 Devonshire Street
Boston, Massachusetts 02109

Goldman Sachs Asset Management, L.P.
(formerly, Goldman Sachs Asset Management, a unit of the Investment Management
Division of Goldman, Sachs &Co.)
32 Old Slip
New York, New York 10005

Independence International Associates, Inc.
53 State Street
Boston, Massachusetts 02109

Independence Investment LLC
53 State Street
Boston, Massachusetts 02109
(formerly Independence Investment Associates, Inc.)

INVESCO, Inc.
101 Federal Street
Boston, Massachusetts 02110

J.P. Morgan Investment Management Inc.
522 Fifth Avenue
New York, New York 10036

Janus Capital Management LLC
100 Fillmore Street
Denver, Colorado 80206

John Hancock Advisors, LLC
101 Huntington Avenue
Boston, Massachusetts 02199

Neuberger Berman, LLC
605 Third Avenue
New York, New York 10158

OppenheimerFunds, Inc.
Two World Trade Center
New York, New York, 10048

Pacific Investment Management Company LLC
840 Newport Center Drive
Newport Beach, California 92660

Putnam Investment Management, LLC
One Post Office Square
Boston, Massachusetts 02109

Rowe Price-Fleming International, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

RREEF America L.L.C.
875 North Michigan Avenue
41st Floor
Chicago, IL 60611

SSgA Funds Management, Inc.
(formerly State Street Global Advisors, a division of State Street Bank and Trust Company)
One Lincoln Street
Boston, Massachusetts 02111-2900

Scudder Kemper Investments, Inc.
345 Park Avenue
New York, New York 10154

Standish Mellon Asset Management Company LLC
Mellon Bond Associates, LLP
One Mellon Center
Pittsburgh, Pennsylvania 15258

T. Rowe Price Associates, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

T. Rowe Price International, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

The Boston Company Asset
Management, LLC
One Boston Place
Boston, Massachusetts 02108

Van Kampen (a registered trade name used by Morgan Stanley Investment
Management, Inc. (Morgan Stanley Dean Witter Investment Management Inc.)
1221 Avenue of the Americas
New York, New York 10020

Wellington Management Company, LLP
75 State Street
Boston, Massachusetts 02109

EXHIBIT 14

Business address for all:

John Hancock Life Insurance Company
601 Congress Street
Boston, MA 02210

John Hancock Variable Life Insurance Company (VLI contracts):
John Hancock Variable Life Account U — (811-03068)
John Hancock Variable Life Account V — (811-05290)
John Hancock Variable Life Account S — (811-07782)

John Hancock Life Insurance Company (VA contracts):
John Hancock Variable Annuity Account H — (811-07711)
John Hancock Variable Annuity Account U — (811-02143)
John Hancock Variable Annuity Account V — (811-05140)

John Hanock Variable Life Insurance Company (VA contracts):
John Hancock Variable Annuity Account I — (811-08696)
John Hancock Variable Annuity Account JF — (811-07451)

John Hancock Life Insurance Company (VLI contracts):
John Hancock Variable Life Account UV —(811-07766)